UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07007353

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
WASH, D.C.
209

SEC FILE NUMBER
8-66306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECD S.E.C.
APR 2 2007
503

NAME OF BROKER-DEALER: TORSIELLO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE, 10TH FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIO P. TORSIELLO (646) 485-0534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE 16TH FLOOR NEW YORK NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2007
THOMSON FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY DIAMOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORSIELLO SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title


MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL
6
2008
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORSIELLO SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2006

TORSIELLO SECURITIES, INC.

CONTENTS



Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Torsiello Securities, Inc.

We have audited the accompanying statement of financial condition of Torsiello Securities, Inc. (the "Company") as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torsiello Securities, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
March 27, 2007

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman

www.mkllp.com

TORSIELLO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 82,698	
Due from clients	8,953	
Property and equipment, net	27,459	
Deposit	1,034	
TOTAL ASSETS		$ 120,144

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 56,987	
TOTAL LIABILITIES		$ 56,987
CONTINGENCY		
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,452 shares authorized; 72 shares issued and outstanding	18,000	
Additional paid-in capital	58,803	
Accumulated deficit	(13,646)	
TOTAL STOCKHOLDER'S EQUITY		63,157
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 120,144

The accompanying notes are an integral part of these financial statements.

TORSIELLO SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

REVENUES		
Service fees from Affiliate	$ 438,546	
Client expense reimbursements	2,572	
Interest income	9	
TOTAL REVENUES		$ 441,127
EXPENSES		
Employee compensation and benefits	209,774	
Professional fees	24,271	
Occupancy	174,116	
Travel and entertainment	18,427	
Miscellaneous	28,696	
Depreciation	6,248	
TOTAL EXPENSES		461,532
LOSS BEFORE INCOME TAX BENEFIT		(20,405)
INCOME TAX BENEFIT		(4,340)
NET LOSS		$ (16,065)

The accompanying notes are an integral part of these financial statements.

TORSIELLO SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BALANCE - January 1, 2006	120	$ 30,000	$ 46,803	$ 2,419	$ 79,222
Cancellation of common stock	(48)	(12,000)	12,000	--	--
Net loss	--	--	--	(16,065)	(16,065)
BALANCE - December 31, 2006	72	$ 18,000	$ 58,803	$ (13,646)	$ 63,157

The accompanying notes are an integral part of these financial statements.

TORSIELLO SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (16,065)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 6,248	
Deferred taxes	(4,340)	
Changes in operating assets and liabilities:		
Advisory fee receivable	22,427	
Due from clients	(8,953)	
Deposit	(952)	
Accounts payable and accrued expenses	23,122	
TOTAL ADJUSTMENTS		37,552
NET CASH PROVIDED BY OPERATING ACTIVITIES		21,487
CASH USED IN INVESTING ACTIVITIES		
Purchases of property and equipment		(1,380)
NET INCREASE IN CASH AND CASH EQUIVALENTS		20,107
CASH AND CASH EQUIVALENTS - January 1, 2006		62,591
CASH AND CASH EQUIVALENTS - December 31, 2006		$ 82,698

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Operations

Torsiello Securities, Inc. (the "Company") was a wholly-owned subsidiary of Torsiello Capital Partners, LLC (the "Parent") upon its formation on October 13, 2003 and is incorporated under the laws of Delaware. On June 30, 2005, the NASD granted approval to the Company to distribute 100% ownership of all of its then outstanding 120 shares to the three individual stockholders of the Parent.

The Company is engaged in the business of a broker and dealer in securities as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing and mergers and acquisitions on its behalf and on the behalf of an affiliate, Torsiello Capital Advisers Inc. The Company's activities also include the private placement of debt and equity securities on behalf of clients.

NOTE 2 - Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. The cost of major additions and betterments is capitalized. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets.

Revenue Recognition
Investment banking, service and advisory fees arise from securities transactions in which the Company acts as an agent, along with fees earned from providing financial advisory services to its affiliates. Investment banking fees are recognized at the time the transaction is consummated. Advisory fees to third parties or affiliates are recognized based on the terms of the underlying contract and as such services are rendered.

NOTE 2 - Summary of Significant Accounting Policies, continued

Revenue Recognition, continued
The Company records client expense reimbursements arising from out-of-pocket expenses incurred and re-billed to clients as revenue in the accompanying statement of operations rather than as a reduction of the expenses incurred in accordance with EITF 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-pocket" Expenses Incurred."

Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, the Company may recognize deferred tax assets for future tax benefits, such as net operating loss ("NOL") carry forwards, to the extent that realization of such benefits is more likely than not.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2006:

	Amount	Estimated Useful Lives
Furniture and fixtures	$27,686	7 years
Computer and office equipment	12,637	5 years
	40,323	
Less: accumulated depreciation	12,864	
Property and Equipment, Net	$27,459	

Depreciation expense for the year ended December 31, 2006 was $6,248.

NOTE 4 - Stockholder's Equity

During June 2006, 18 shares representing a 15% ownership interest in the Company were cancelled and retired. During November 2006, 30 shares representing a 25% ownership in the Company were cancelled and retired. As of December 31, 2006, the Company has 72 shares of common stock outstanding, all of which are held by a single individual.

NOTE 5 - Related Party Transactions - Service Fees from Affiliate

On July 1, 2006, the Company amended its November 30, 2004 service agreement entered into with Torsiello Capital Advisors Inc. (the "Affiliate"), an entity affiliated through a common ownership interest with the stockholder, under which the Affiliate is engaged by clients seeking financial advisory services, and if such engagement lead to clients wishing to effect or execute a private placement of securities, then the Affiliate will engage the Company to assist in providing such services. Pursuant to such agreement, the Affiliate also utilizes the resources of the Company for research and project development work as it relates to prospective engagements of the Affiliate. The Company is compensated with a monthly retainer ranging from $30,000 to $50,000 for its services and a transaction fee, to be determined on a deal to deal basis. Service fees earned from this agreement for the year ended December 31, 2006 amounted to $438,546.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital amounted to $25,641, which was $20,641 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.22 to 1 at December 31, 2006.

NOTE 7 - Revenue and Expense Sharing Agreement

On December 10, 2004, the Company entered into an expense and revenue sharing agreement (the "Agreement") with an unrelated party, which commenced on February 1, 2005 and terminated on February 15, 2007. The parties shared various general and administrative expenses, such as certain employee benefit costs and other variable overhead cost as set forth in the Agreement.

The Company had a non-cancelable office lease for the shared office space with the same unrelated party, which commenced in February 2005 and was subject to 60 days cancellation notice at the Company's election anytime after February 16, 2006. The Company elected to maintain its office space to the full extent of the agreement until February 15, 2007. Rent expense under this agreement for the year ended December 31, 2006 was $174,116.

Total expenses incurred by the Company under these two agreements during the year ended December 31, 2006 was $270,984.

NOTE 8 - Income Tax Benefit

The income tax benefit consists of a federal and state deferred tax component. The deferred tax benefit is the result of changes in temporary differences between the financial statement and tax basis of property and equipment of $840, as well as anticipated partial utilization of net operating loss carryovers of $3,500.

The Company has a net operating loss of approximately $17,000 at December 31, 2006. Significant components of deferred taxes are comprised of the following:

Net operating loss	$6,000
Difference between book and tax basis of property and equipment	(3,500)
	2,500
Valuation allowance	(2,500)
	$ --

A full valuation allowance has been set up against the net deferred tax asset since utilization of the net operating loss in future years is not assured.

NOTE 9 - Contingency

The Company, in conjunction with its affiliate companies, filed a lawsuit on February 7, 2006 seeking payment of certain fees owed with respect to a 2002 engagement entered into by one of its affiliate companies to perform advisory services relating to the sale of a business. The Company and its affiliates claim compensation for services rendered pursuant to the terms of the agreement. In response, the counterparty has counter-sued the Company and its affiliates for misrepresentation, seeking a refund for a retainer fee paid under the contract to the Company's affiliate. The litigation is in the discovery stage, and the Company believes the counter-suit is without merit.

END

SCHEDULE I

TORSIELLO SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

NET CAPITAL		
Stockholder's equity		$ 63,157
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Petty cash	$ 70	
Due from clients	8,953	
Property and equipment, net	27,459	
Deposit	1,034	
TOTAL DEDUCTIONS AND CHARGES		37,516
NET CAPITAL		$ 25,641
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses and total A.I.		$ 56,987
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 3,799
(b) Minimum net capital required of broker-dealer		$ 5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 5,000
EXCESS NET CAPITAL		$ 20,641
EXCESS NET CAPITAL AT 1,000% (Net capital - 10% of A.I.)		$ 19,942
RATIO OF A.I. TO NET CAPITAL		2.22 to 1

See independent auditors' report.

SCHEDULE I

TORSIELLO SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2006)

NET CAPITAL - As reported in the Company's Part II of the FOCUS Report (unaudited)		$ 16,968
AUDIT ADJUSTMENTS RELATING TO:		
Accounts payable and accrued expenses	$ 8,673	
TOTAL AUDIT ADJUSTMENTS		8,673
NET CAPITAL - Per this report		$ 25,641

See independent auditors' report.

TORSIELLO SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

SCHEDULE III

TORSIELLO SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.



Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Torsiello Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Torsiello Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
March 27, 2007

END